Exhibit 99.4

NUTRIEN LTD.

OFFICER’S CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101 –

Communication with Beneficial Owners of Securities of a Reporting Issuer (the Instrument)

NOTICE OF ABRIDGEMENT

I, Robert A. Kirkpatrick, Vice President & Corporate Secretary of Nutrien Ltd. (the Corporation) hereby certify for and on behalf of the Corporation in my capacity as an officer of the Corporation and not in my personal capacity, that:

1.	The Corporation has arranged to have its proxy-related materials for the annual meeting of shareholders of the Corporation to be held on July 19, 2018 (the Meeting) sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument.

2.	The Corporation has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above.

3.	The Corporation is relying upon section 2.20 of the Instrument to abridge certain time periods specified in the Instrument applicable to the Meeting.

The term “proxy-related materials” used in this Certificate shall have the meaning ascribed thereto in the Instrument.

DATED this 19th day of June, 2018

Per:	(Signed) “Robert A. Kirkpatrick”
Robert A. Kirkpatrick Vice President & Corporate Secretary